SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 13, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG
Media Relations
Tel. +41-44-234 85 00

www.ubs.com

12 July 2009
Media release
The US government and UBS, supported by the Swiss government, agree to 15-day suspension of John Doe summons litigation
Zurich/Basel, 12 July 2009 — UBS welcomes the announcement that the US and Swiss governments have agreed to negotiations for the purpose of resolving the John Doe summons litigation.
This agreement has resulted in a joint motion by the US government and UBS, with the support of the Swiss government, for a stay of the litigation in Miami for a duration of 15 days in order to achieve a settlement. The parties and the Swiss government will present this motion for the court’s approval on Monday morning.
UBS

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Daniel Morales
	Name:	Daniel Morales
	Title:	Executive Director

Date: July 13, 2009